Exhibit 17

To:	The Board of Directors

From:	Benjamin F. Stanley

Date:	November 10, 2009

Subject:	Resignation from the Board and as Chief Executive Officer

Gentleman:

It is with regret that I must resign as an officer and director of World Mortgage Exchange Group, Inc. On September 15, 2009 the U. S. attorney filed a criminal indictment alleging amongst other counts, securities fraud. I strongly disagree with the allegations contained in the indictment. Nevertheless, while this matter remains outstanding, I believe that the Company’s business operations may be adversely affected. In addition, this indictment may require more of my time than contemplated which would divert my attention from the Company’s operations. My focus is on making the next best step for all involved as dictated by the Lord Jesus. As I stated in my previous letter, I believe this business model and this company is ordained by God and will continue to fulfill its calling.

I appreciate your ongoing support and look forward to a victorious outcome.

Sincerely.

/s/ Benjamin Stanley